January 19, 2018
JEFFREY R. VETTER		EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:    Brian Cascio

                    Michael Fay

                    Russell Mancuso

                    Caleb French

            Re:    Bloom Energy Corporation

                      Amendment No. 6 to

                      Draft Registration Statement on Form S-1

                      Submitted November 30, 2017

                      CIK No. 0001664703

Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 7 (the “Draft No.“7”) to the Registration Statement on Form S-1 (CIK No. 0001664703) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2016 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated December 13, 2017 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Draft No. 7 in paper format, marked to show changes from the Registration Statement as initially submitted.

Registration Statement

1.	We may have further comments when you provide the disclosure and revisions mentioned in your response to comments 5, 7, 12 and 18.

The Company acknowledges the Staff’s comment and as to comment 7, the Company has included backlog data as of December 31, 2016 and will include such data as of December 31, 2017 when it updates the draft Registration Statement to include financial results as of and for the year ended December 31, 2017. As to comment 12, the Company advises the Staff that it is submitting, with this submission, the First Amended and Restated Purchase, Use and Maintenance Agreement

United States Securities and Exchange Commission

Division of Corporation Finance

January 19, 2018

by and among the Company and The Southern Company, as well as the relevant amendment. Finally, as to comment 18, the Company advises the Staff that it is submitting, concurrent with this submission, the noted amendments to Exhibit 10.82 from December 2013 and October 2014 as Exhibits 10.83 and 10.84 respectively.

Overview, page 1

2.	Please tell us the criteria you used to determine that the customers you highlight in the added disclosure in the last sentence of the first paragraph are objectively representative of your business. Include in your response whether any unnamed customers also satisfy those criteria.

The Company advises the Staff that it believes that the nine customers selected are a representative subset of the Company’s publicly-disclosed customers across a range of industry verticals, including technology, beverage, retail, media and entertainment, logistics, and medical equipment and supplies. Each of the companies selected are within the Company’s 25 customers on the Fortune 100 list and are dispersed throughout the Fortune list from numbers 1 (Walmart) through 64 (Coca-Cola). Further, the list includes some of the Company’s largest customers, measured by kW deployed, as shown in the table below, as well as more modest-sized deployments. As a result, the Company believes the customer list is representative.

                                                             Fortune 100 Rank

United States Securities and Exchange Commission

Division of Corporation Finance

January 19, 2018

                                                         kW Deployed

Other customers who have a similar profile in terms of Fortune ranking and kW deployed are Lockheed Martin, Morgan Stanley, Target, Verizon, Costco, among others, and could have been equally used in the example customer list. However, the Company does not believe that including these additional names would have materially changed the nature of the list to a reader of the prospectus.

Purchase Options, page 62

3.	We note your response to comment 2 and your disclosure on page 56 that product acceptances and product revenue “are generally not correlated.” It is unclear how investors can determine from your disclosure the extent that each purchase option is contributing to your revenue during the periods presented and the extent those relative contributions change between periods. Please advise or revise.

The Company revised its disclosure on page 63 to disclose the extent that each purchase option contributed to total revenue during the periods presented.

Third-Party PPAs, page 64

4.	Please disclose the portion of the 85 MW commitment that has been completed.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on page 64 to disclose the portion (23.3 MW) of the 85 MW commitment that has been completed as of September 30, 2017.

Obligations under the PPA II Tariff Agreement, page 74

5.	If the servers’ performance is near the “minimum threshold” mentioned in clause (iii) added in the first paragraph in response to comment 6, revise so this is clear to investors.

United States Securities and Exchange Commission

Division of Corporation Finance

January 19, 2018

The Company revised the disclosure regarding the PPA Tariff Agreement on page 75.

PPA IIIb, page 76

6.	Reconcile your disclosure in the last full paragraph on page 76 regarding your obligation under the quarterly output guarantee with the information in response 15 of your letter to us dated August 12, 2016.

The Company advises the Staff that the disclosures on page 64 are a general description of the terms and conditions of the Company’s third-party PPA program. This disclosure includes a description of the Output Warranty, pursuant to which the Company is obligated to repair, replace, or repurchase Energy Servers that fail to operate in accordance with such warranty, and a description of the Output Guarantee, which obligates the Company to make a payment to the applicable third party owner based on the shortfall below a guaranteed level of output, which is different than the warranted level of output, subject to a liability cap set forth in the applicable O&M agreement. The disclosures presented on page 76 refer to the Company’s Bloom Electrons PPA program, where there is the same concept of an Output Warranty and an Output Guarantee, based on different levels of electricity output and different remedies.

The Company revised the disclosure on page 65 to clarify that similar to the Bloom Electrons PPA program, under the third party PPA program the warranty level of electricity output is different than the guaranteed level of electricity output, measured on a different time basis, with different remedies triggered, and includes the potential payment obligations the Company is obligated to make if it falls below the Output Guarantee.

Liquidity and Capital Resources, page 97

7.	Please address the first sentence of comment 9 which asked you to clarify your disclosure regarding subsidiaries to state, if true, that your PPA entities are considered subsidiaries for purposes of any default under the notes. Also, disclose the restrictions on your ability to secure additional debt mentioned in your response to the last sentence of comment 9, and include any appropriate risk factor regarding restrictions on your ability to issue debt or stock due to those restrictions or provisions like section 4.03 of exhibit 4.20.

The Company advises the Staff that under none of its debt agreements are the PPA entities considered subsidiaries for purposes of any default under the notes. The Company also advises the Staff that the covenants contained in these debt agreements do not apply to, or affect the financial flexibility of, any of the Company’s PPA entities.

Given the Company’s balance sheet as of September 30, 2017 and the current level of indebtedness and lack of assets available to serve as collateral for additional loans, it may be difficult for the Company to issue any additional debt. Accordingly, the Company added a risk factor on page 35 to address the limitations on its ability to raise additional debt. The Company does not believe it has any material limitations on the ability to issue additional stock.

8.

We note your response to comment 8 and your disclosure on page 68 that the service agreement is renewed on an annual basis. We also note your disclosure on page 70 that the O&M Agreement and administrative services agreement have a term coincident with the

United States Securities and Exchange Commission

Division of Corporation Finance

January 19, 2018

term of the PPA project and your disclosure on page 64 that the third-party PPA O&M agreements have a term equal to or greater than the offtake agreements. Therefore, it is unclear whether the agreements renew annually or extend for the term of the project. If the agreements extend for the term of the project, it is unclear how investors will know the aggregate amount to be received under the agreements and when those amounts will end under existing agreements. Please advise.

The Company revised its disclosure on page 64 to clarify that in its third-party PPA programs, the O&M agreements are subject to annual renewal at the third-party PPA entity’s option until the end of the term of the third-party PPA agreement. Further, the Company revised its disclosure on page 68 to clarify that the Bloom Electrons PPA related O&M agreement term is equal to the term of the applicable PPA project, therefore, an annual renewal is not required.

In addition, for the Bloom Electrons PPA-related O&M agreements, which are the Company’s only agreements that extend for the term of the project, the Company revised its disclosure on page 68 to provide investors the aggregate amount contracted under the agreements. The project end dates, which are when the O&M agreements end, are provided on page F-39.

Factors Driving Customer Adoption, page 129

9.	We will continue to evaluate your response to comment 11 after you provide the supplemental information mentioned in the third paragraph of that response and the emissions information mentioned in response 16 of your letter to us dated September 6, 2017. Also, please clarify the significance of the green line in the graphic added on page 129; include how the weighted the average is calculated, and whether the identified “source” provided the weighted average calculation.

The Company advises the Staff that the Company’s current generation Energy Server is 14% to 31% more efficient than natural gas power plants, as noted in the information the Company previously provided.    The Company has supplementally provided under separate cover the current generation Energy Server (the ES5) data sheet. Further, the Company also provided the field performance data for the ES5 systems in the table below to support the efficiency and emissions profiles of the Company’s current generation Energy Servers currently deployed.

Year	Date Range	ES5 Fleet Sites	Total Size (kW)	Cumulative Lifetime Efficiency (%)
2015	1/1-12/31	9	3,450	60.5%
2016	1/1-12/31	105	43,325	61.2%
2017	1/1-9/30	184	88,550	60.2%

The Company advises the Staff that the green line on the graphic on page 129 represents the historical weighted average C&I price weighted off of the percentage of load from the ten states that it currently has an installation in today (CA, NY, NJ, PA, UT, NC, MD, DE, CT, and VA). The underlying information was provided by our source, the Energy Information Administration, and was subsequently calculated to show the average for Bloom’s current states. The following

United States Securities and Exchange Commission

Division of Corporation Finance

January 19, 2018

formula was used to compute the average. The average C&I price, by state, represents the weighted average price between Commercial and Industrial prices (i.e., % Commercial Volume (MWh) * Commercial Price ($/kWh) + % Industrial volume (MWh) * Industrial Price ($/kWh)). With each of the Company’s state’s average C&I price calculated, we then used a weighted average to determine the average price across the Company’s states with deployments (i.e., % of the state’s 2015 deployments (MWh) * the weighted average state price ($/kWh)).

Principal and Selling Stockholders, page 163

10.	It is unclear how you addressed that part of comment 14 seeking disclosure of the natural persons who exercise the sole or shared voting and/or dispositive powers with regard to the shares disclosed. We note for example footnote 14 and the individuals who share the beneficial ownership mentioned in footnote 13. Please revise as appropriate.

The Company advises the Staff that the Company expanded the disclosure in Principal and Selling Stockholders on pages 163-165 to include for the remaining entities the natural persons who exercise sole or shared voting and/or dispositive powers with regard to the shares disclosed.

Underwriting page 183

11.	Please disclose in your current prospectus the underwriter’s transactions that you mention in the last sentence of your response to comment 15.

The Company added disclosure on page 186 to include the underwriter’s transactions.

Consolidated Financial Statements

Note 2: Significant Accounting Policies

Partner Related Sales Lead Generation Liabilities, page F-24

12.	We reference your response to comment 16 that the substance of the sales lead generation payments under the development fee agreement was a return of capital to the tax equity investor, and therefore, was accounted for as a reduction in non-controlling interest. Since payments under this agreement are equity related transactions please explain to us why these are characterized as “sales lead generation payments.” Please also clarify whether there was any residual financial statement impact from the returned capital that is related to the server transactions referred to in your response.

The Company advises the Staff that the Company changed the name of these payments from “sales lead generation payments” to “developer fee payments” on pages 78, 86, F-24 and F-32. Further, the Company advises the Staff that after the final developer fee payments were made in the first quarter of 2017, there was no residual financial statement impact from the returned capital.

United States Securities and Exchange Commission

Division of Corporation Finance

January 19, 2018

Item 15. Recent Sales of Unregistered Securities, page II-2

13.	We note your response to comment 17. Please disclose the information required by Regulation S-K Item 701 regarding the issuance of the 10% notes.

The Company revised its disclosure on page II-3 to disclose the information required by Regulation S-K Item 701 regarding the issuance of the 10% Notes.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Brendan Franich at (650) 335-7105.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc (via e-mail):	Shawn Soderberg, Esq. Brendan Franich, Esq. Alan F. Denenberg, Esq. Emily Roberts, Esq.